Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, As Amended

The following description of the securities of Burke & Herbert Financial Services Corp. (the "Company") may not be complete and is subject to, and qualified in its entirety by reference to, applicable provisions of Virginia law and the terms and provisions of the Company’s Articles of Incorporation and the Articles of Amendment to the Articles of Incorporation (collectively the “Articles”) and the Company’s Bylaws (the “Bylaws”).
General
The Company is authorized to issue up to 20,000,000 shares of Common Stock with a par value of $0.50 per share ("Common Stock"). The Company is also authorized to issue 2,000,000 shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”).
Common Stock
As of the filing date of the Annual Report on Form 10-K of which this exhibit is a part (the "Form 10-K"), The Company's Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is listed on the Nasdaq Stock Market LLC under the symbol "BHRB."

Voting Rights
All shareholders are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class.
The holders of the Company’s Common Stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares issued, outstanding and entitled to vote is sufficient to authorize action upon routine matters. A nominee for director shall be elected to the Company's Board of Directors (the "Board") at any meeting of shareholders at which a quorum is present if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that nominees for director shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of nominees exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, the shareholders shall not be permitted to vote against a nominee. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold a majority of the outstanding Common Stock of the Company entitled to vote are present, either in person or by proxy.
Dividend Rights
The Company’s shareholders are entitled to receive dividends or distributions that its Board may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

Liquidation Rights
In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Shares will be entitled to ratably receive all of the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.
Serial Preferred Stock
The Company’s Board is empowered to authorize the issuance of up to 2,000,000 shares of Serial Preferred Stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Company’s Board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.
No shares of preferred stock were outstanding as of the date of the filing of the Form 10-K.
No Preemptive or Conversion Rights; Redemption and Assessment
No holder of any shares of capital stock of the Company of any class thereof shall have any preemptive rights to purchase additional shares of capital stock of the Company, securities convertible into such shares, or any options, warrants, or rights to purchase such shares or securities convertible into any such shares.
The Company’s Common Stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.
Forum Selection
Our Bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for:
•any derivative action or proceeding brought in the name or right of the Company or on its behalf;
•any action asserting a claim for breach of a fiduciary duty owed by a director, officer, employee or other agent of ours to us or our shareholders;
•any action arising or asserting a claim arising pursuant to any provision of the VSCA or any provision of our Articles of Incorporation or Bylaws; or
•any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of our Articles of Incorporation or Bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action.
By its terms, the exclusive forum provision in our bylaws would apply to claims made under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and have consented to the provision in this Section 6.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers or increase costs on shareholders pursuing any claims against us. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition.
Anti-Takeover Provisions
Authorized Serial Preferred Stock. The Company’s Articles authorize the Company’s Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s Common Stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Common Stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.
Removal of Directors and Board Vacancies. The Company’s Articles provide that directors may only be removed by the Company’s shareholders for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Virginia law and the Company’s Articles and Bylaws provide that any vacancy occurring on the Company’s Board may be filled by the remaining members of the Board. These provisions may discourage, delay, or prevent a third-party from voting to remove incumbent directors and simultaneously gaining control of the Company’s Board by filling the vacancies created by that removal with its own nominees.
Advance Notification Requirements. The Company’s Bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the Board at an annual meeting of shareholders to provide advance notice of not later than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. The Company’s Bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.
Shareholder Meetings. Pursuant to its Bylaws, special meetings of shareholders may be called only by a resolution of the Company’s Board, by the chairperson of the Board, or by the chief executive officer. As a result, shareholders are not able to act on matters, other than at annual shareholders’ meetings, unless they are able to persuade the chairperson of the Board, the chief executive officer, or a majority of the Board to call a special meeting.

Merger or Change of Control Considerations. The Company’s Bylaws provide that no plan of merger or share exchange or any direct or indirect sale, lease, exchange or other disposition of all or substantially all of the Company’s property, otherwise than in the usual and regular course of business, shall be submitted to the shareholders for a vote unless such action is approved by at least two-thirds of the entire Board.
Affiliated Transactions Statute. The Virginia Stock Corporation Act (“VSCA”) contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally any beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;
•the affiliated transaction has been approved by a majority of the disinterested directors; or
•subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
The provisions of the Affiliated Transactions Statute are only applicable to public corporations that have more than 300 shareholders.
Control Share Acquisitions Statute. Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or
•among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.
If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but the Company has not done so.
Transfer Agent
The transfer agent for the Company’s Common Stock is Equiniti Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.
Securities Are Not Insured by the FDIC
Investments in the Common Stock or any of the Company’s equity or debt securities will not qualify as deposits or savings accounts and will not be insured or guaranteed by the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of investment or principal.